Westrange Corp.
Material Change Report

WESTRANGE CORP.

201-2500 13th Avenue

Regina, Saskatchewan

S4P 0W2

ALBERTA SECURITIES COMMISSION 19th Floor, 10025 Jasper Avenue Edmonton, Alberta, T5K 3Z5	SASKATCHEWAN SECURITIES COMMISSION Suite 800, 1920 Broad Street Regina, Saskatchewan, S4P 3V9
BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2	The TSX Venture Exchange Inc. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re: WESTRANGE CORP.

Material Change Report Under Section 118 of the Securities Act (Alberta), Section 85 of the Securities Act (British Columbia), and Section 84(1)(b) of the Securities Act (Saskatchewan)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Westrange Corp. (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta), Form 27 of the Securities Act (British Columbia) and Form 25 of the Securities Act (Saskatchewan). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only exchange on which the Corporation's shares are listed.

Item 1 - Reporting Issuer

WESTRANGE CORP.

201-2500-13th Avenue

Regina, Saskatchewan

Telephone: (306) 545-2277

Facsimile: (306) 545-3262

Item 2 - Date of Material Change

The material change occurred on June 24, 2003.

Item 3 - Publication of Material Change/Press Release

A Press Release was issued on June 24, 2003, attached.

Westrange Corp.
Material Change Report

Item 4 - Summary of Material Change

WESTRANGE Corp. reached an agreement, dated June 24, 2003, between the Corporation and HTC Hydrogen Thermochem Corp. ("HTC"), which provides the Corporation with an 18-month option to acquire HTC.

Full Description of Material Changes

WESTRANGE Corp. ("WRC") reached an agreement, dated June 24, 2003, between the Corporation and HTC Hydrogen Thermochem Corp. ("HTC"), which provides the Corporation with an 18-month option to acquire HTC.

HTC is a private Saskatchewan company established to research and develop hydrogen production technologies. HTC has recently announced the signing of a three-year agreement between the University of Regina and HTC for collaborative research into the cost-effective production of hydrogen as an alternative source of energy. The agreement marks the University of Regina's first engagement in hydrogen fuel research, and further establishes its capabilities as the centre of knowledge and expertise on energy and the environment. The first project HTC will undertake is the dry reforming of natural gas into hydrogen utilizing the existing natural gas distribution network.

If the option is exercised, the acquisition of HTC will occur on the basis of between one and two WRC Common Shares for each HTC Class "A" Common Share, depending on the market value of the WRC Common Shares at the time of exercise, and one WRC Common Share for each HTC Class "B" Common Share and each Class "C" Preferred Share. Based on the current market price of the WRC Common Shares, approximately 2,000,000 WRC Common Shares would be issuable in exchange for all of the shares of HTC. However, the number of WRC Common Shares issuable pursuant to the transaction is expected to change depending on the market price of the WRC Common Shares if, as and when the option is exercised and how many shares of HTC are outstanding at that time. It is expected that HTC will issue additional shares to finance its operations.

The transaction is subject to regulatory approval, including the approval of the TSX Venture Exchange Inc., and may be subject to shareholder approval, depending on the final structure of the transaction. HTC is a development stage research and development company incorporated in early 2001, but inactive until spring of 2002. HTC's assets consist of cash, and loans receivable and short-term investments. HTC is expected to begin research in July 2003.

The management of HTC comprises Mr. Jeffrey C. Allison, President and CEO, Dr. Rodney Nashiem, Ph.D., Director of Research and Development and A.K. (Al) McDonald, Senior Vice-President, Operations and Business Development.

The Corporation and HTC have also entered into a Management Agreement, whereby the Corporation has agreed to provide HTC with administrative, organizational and management services. In return, the Corporation will receive a fee for such services; be provided a reimbursement of its direct costs associated with providing the services and a reasonable allocation of the Corporation's overhead. The fee for such services is to be determined at a later date to be agreed to by Westrange and HTC.

Westrange Corp.
Material Change Report

Item 6 - Reliance on Section 118(4) of the Securities Act (Alberta), Section 85(2) of the Securities Act (British Columbia) or Section 84(2) of the Securities Act (Saskatchewan)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Lionel Kambeitz, Chairman, CEO and CFO, telephone (306) 545-2277.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Regina, Saskatchewan, this 4th day of July 2003.

Yours truly,

WESTRANGE CORP.

Per: signed "Lionel Kambeitz"

        Lionel Kambeitz

        Chairman, CEO and CFO

Westrange Corp.
Material Change Report

WESTRANGE Corp.	News Release
For immediate release	June 24, 2003

WESTRANGE Corp. (WRC:TSX Venture Exchange)
announces option agreement to acquire HTC Hydrogen Thermochem Corp. shares

Regina, Saskatchewan - WESTRANGE Corp. ("WRC") is pleased to announce that an agreement, dated June 24, 2003, has been reached between the Corporation and HTC Hydrogen Thermochem Corp. ("HTC"), which provides the Corporation with an 18-month option to acquire HTC.

HTC is a private Saskatchewan company established to research and develop hydrogen production technologies. HTC has recently announced the signing of a three-year agreement between the University of Regina and HTC for collaborative research into the cost-effective production of hydrogen as an alternative source of energy. The agreement marks the University of Regina's first engagement in hydrogen fuel research, and further establishes its capabilities as the centre of knowledge and expertise on energy and the environment. The first project HTC will undertake is the dry reforming of natural gas into hydrogen utilizing the existing natural gas distribution network.

If the option is exercised, the acquisition of HTC will occur on the basis of between one and two WRC Common Shares for each HTC Class "A" Common Share, depending on the market value of the WRC Common Shares at the time of exercise, and one WRC Common Share for each HTC Class "B" Common Share and each Class "C" Preferred Share. Based on the current market price of the WRC Common Shares, approximately 2,000,000 WRC Common Shares would be issuable in exchange for all of the shares of HTC. However, the number of WRC Common Shares issuable pursuant to the transaction is expected to change depending on the market price of the WRC Common Shares if, as and when the option is exercised and how many shares of HTC are outstanding at that time. It is expected that HTC will issue additional shares to finance its operations.

The transaction is subject to regulatory approval, including the approval of the TSX Venture Exchange Inc., and may be subject to shareholder approval, depending on the final structure of the transaction. HTC is a development stage research and development company incorporated in early 2001, but inactive until spring of 2002. HTC's assets consist of cash, and loans receivable and short-term investments. HTC is expected to begin research in July 2003.

The management of HTC comprises Mr. Jeffrey C. Allison, President and CEO, Dr. Rodney Nashiem, Ph.D., Director of Research and Development and A.K. (Al) McDonald, Senior Vice-President, Operations and Business Development.

Mr. Allison obtained a Bachelor of Commerce Degree in Marketing and Finance from the University of Calgary in 1980. He has 20 years of experience in corporate finance. In 1995 he became a member of the founding management group of CUCORP Financial Services, as the Associate Vice-President (until April 2000). CUCORP is now the largest corporate finance institution in Saskatchewan. Since April 2000 he has been the Chief Financial Officer of Millstreet Industries Inc, and in May 2001 was appointed President. Millstreet is a diversified western Canadian based company integrating industrial

Westrange Corp.
Material Change Report

fabrication, industrial outsourcing and wholesale distribution of agricultural equipment.

Dr. Nashiem is a Ph.D. graduate of the University of Saskatchewan whose specialty is in the area of inorganic photochemistry. For the three years prior to his involvement with HTC, Dr. Nashiem was the Director of Research and Development of a hydrogen energy research and development company and was responsible for the development of a catalytic based thermochemical process.

Mr. McDonald was the Vice-President of Direct Energy Marketing Ltd. and later Vice-President, Retail Development of Energy America LLC from January 1998 to June 2003. Centrica North America purchased Direct Energy Marketing Ltd. and Energy America LLC in August of 2000. Centrica is one of the world's largest publicly traded gas distribution companies. Mr. McDonald has held many senior positions, including Operations, Regulatory Affairs, Business Development, Facilities and Government Relations.

The Corporation and HTC have also entered into a Management Agreement, whereby the Corporation has agreed to provide HTC with administrative, organizational and management services. In return, the Corporation will receive a fee for such services; be provided a reimbursement of its direct costs associated with providing the services and a reasonable allocation of the Corporation's overhead. The fee for such services is to be determined at a later date to be agreed to by Westrange and HTC.

In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in this news release, and in those other filings with the Corporations' Canadian regulatory authorities as found in 'www.SEDAR.com'. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of these unaudited interim financial statements, other than as required and governed by law.

The TSX Venture Exchange Inc. does not take any responsibility for the adequacy or accuracy of the information contained in this news release.

For more information contact:

Kevin Sidloski, Director, Westrange Corp. Telephone: (306) 842-2030 Fax: (306) 848-0647

e-mail: investorrelations@westrange .com

Westrange corporate developments can be followed on www.westrange.com